SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
SCHEDULE 13D
(Rule 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
(Amendment No. 4)*
WESTAFF, INC.

(Name of Issuer)
COMMON STOCK, $0.01 PAR VALUE

(Title of Class of Securities)
957070 10 5

(CUSIP Number)
DelStaff, LLC
c/o H.I.G. Capital, L.L.C.
1001 Brickell Bay Drive, 27th Floor
Miami, Florida 33131
Attention: John Black
Telephone: (305) 379-2322
with copies to:

H.I.G. Capital, L.L.C.	Greenberg Traurig, LLP
1001 Brickell Bay Drive, 27th Floor	77 West Wacker Drive
Miami, Florida 33131	Chicago, Illinois 60601
Attention: Richard H. Siegel, Esq.	Attention: Paul Quinn, Esq.
Telephone: (305) 379-2322	Telephone: (312) 456-8400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
May 9, 2007

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See Rule 240.13d-7(b) for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
(Continued on following pages)

SCHEDULE 13D/A
     This Amendment No. 4 relates to the Statement of Beneficial Ownership on Schedule 13D filed jointly by (i) DelStaff, LLC, a Delaware limited liability company, (ii) H.I.G. Staffing 2007, Ltd., a Cayman Islands exempted company, (iii) H.I.G. Capital Partners III, L.P., a Delaware limited partnership, (iv) H.I.G. Advisors III, L.L.C., a Delaware limited liability company, (v) H.I.G.-GPII, Inc., a Delaware corporation, (vi) Sami W. Mnaymneh, an individual and (vii) Anthony A. Tamer, an individual, with the Securities and Exchange Commission on March 13, 2007, as amended by Amendment No. 1, filed with the SEC on March 14, 2007, by Amendment No. 2, filed with the SEC on April 2, 2007, and by Amendment No. 3, filed with the SEC on May 1, 2007 (the ‘‘Schedule 13D’’). Item 4 of the Schedule 13D is amended as set forth below, and all other items of the Schedule 13D remain unchanged. All capitalized terms not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.
Item 4. Purpose of Transaction
     Item 4 is hereby amended to add the following supplemental information:
     “On May 9, 2007, the Board implemented the following in accordance with the Governance Agreement:
Bylaw Amendment and Changes to Board Composition
•	Amended the bylaws of the Issuer to increase the board size from five to nine members, adding one class I directorship, two class II directorships and one class III directorship.

•	Accepted, effective as of May 1, 2007, the resignation of Patricia A. Newman as Chief Executive Office and as a class II director and appointed Michael T. Willis as the new Chief Executive Officer.

•	Appointed the DelStaff Directors to fill the vacancies resulting from the foregoing, so that the Board and certain committees thereof are now comprised of the following directors in the following classes:
•	Class I Directors (terms expiring in 2009): Ronald D. Stevens, Gerald E. Wedren and John G. Ball.

•	Class II Directors (terms expiring in 2010): Janet M. Brady, John R. Black and Michael R. Phillips.

•	Class III Directors (terms expiring in 2008): W. Robert Stover (Chairman of the Board), Michael T. Willis and Jack D. Samuelson.

•	Audit Committee: Ronald D. Stevens (Chair), Jack D. Samuelson and Gerald E. Wedren.

•	Compensation Committee: Janet M. Brady (Chair), John R. Black and John G. Ball.

•	Nominating and Governance Committee: Janet M. Brady (Chair), John R. Black and Gerald E. Wedren.
•	Authorized and directed the Issuer to enter into indemnification agreements on the Issuer’s standard form with each of the new directors and add them to the D&O insurance policy.
Non-Employee Director Fees
•	Implemented, pursuant to the terms of the Governance Agreement, and subject to any future increases upon recommendation of the Compensation Committee, the following in regards to director compensation (payable to non-employee directors):
•	$25,000 annual retainer.

•	$6,000 annual fee for committee chairmanship.

•	$1,000 per Board or committee meeting attended in person and $500 for each Board or committee meeting attended telephonically, subject to a $1000/day maximum if more than one board and/or committee meeting is held on the same day.

•	Reimbursement of reasonable expenses incurred in performing director duties.
Board and Committee Independence and Related Determinations
•	Determined (in accordance with NASDAQ and SEC rules) that:
•	A majority of the Board (Ronald D. Stevens, Gerald E. Wedren, John G. Ball, Janet M. Brady and Jack D. Samuelson) is independent under applicable NASDAQ rules.

•	All members of the Audit Committee, Compensation Committee and Nominating and Governance Committee are independent under applicable NASDAQ rules.

•	All members of the Audit Committee are deemed to have the financial expertise and experience required by NASDAQ and SEC rules, and designated Ronald D. Stevens as an “audit committee financial expert.”

•	All members of the Compensation Committee are “outside directors” for Section 162(m) purposes and “non-employee directors” for Section 16 purposes.
Record Date for the June 29 Special Meeting of Stockholders
•	Established May 21, 2007 as the record date for the June Stockholders Meeting to be held on June 29, 2007.”

SIGNATURE
     After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this amendment is true, complete and correct.
Dated: May 15, 2007

DELSTAFF, LLC
By:	/s/ John Black
	Name:	John Black
	Title:	Manager

H.I.G. STAFFING 2007, LTD.
By:	/s/ Anthony A. Tamer
	Name:	Anthony A. Tamer
	Title:	Director

H.I.G- GPII, INC.
By:	/s/ Anthony A. Tamer
	Name:	Anthony A. Tamer
	Title:	President

H.I.G. ADVISORS III, L.L.C.
By:	H.I.G.-GPII, Inc.
Its: Manager

By:	/s/ Anthony A. Tamer
	Name:	Anthony A. Tamer
	Title:	President

H.I.G. CAPITAL PARTNERS III, L.P.
By:	H.I.G. Advisors III, L.L.C.
Its: General Partner

By:	H.I.G.-GPII, Inc.
Its: Manager

By:	/s/ Anthony A. Tamer
	Name:	Anthony A. Tamer
	Title:	President

/s/ Sami W. Mnaymneh
Sami W. Mnaymneh

/s/ Anthony A. Tamer
Anthony A. Tamer